

02004844

SE[...] COMMISSION
[...] D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-45423

RECEIVED MAR 1 2 2002 365 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dunwoody Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4243 Dunwoody Club Drive, Suite 200
(No. and Street)

Atlanta, Georgia 30350-5206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Hopkins 678-731-0007, x 214
(Area Code — Telephone No.)

07 031183
DUNWOODY BROKERAGE SERVICES, INC.
ROBERT L. HOPKINS, PRESIDENT
8309 DUNWOODY PLACE
ATLANTA, GA 30350-3307

B. ACCOUNTANT IDENTIFICATION

INDE[...] ACCOUNTANT whose opinion is contained in this Report*

Mirick, Eddie L., P.C.
(Name — if individual, state last, first, middle name)

P.O. Box 392, 314 Residence Ave., Albany, GA 31701
(Addr[...]) (City) (State) (Zip Code)

CHE[...]

[...]ic Accountant
[...]tant
[...]t resident in United States or any of its possessions.

PROCESSED MAR 2 8 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunwoody Brokerage Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Robert L. Hopkins, President

Title



Notary Public

Fannin County, Georgia
My Commission Expires 02/02/2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
912-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Dunwoody Brokerage Services, Inc.

I have audited the financial statements of Dunwoody Brokerage Services, Inc. for the years ended December 31, 2001 and 2000, and have issued my report thereon dated February 12 , 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which did not include the procedures for safeguarding securities since this does not apply to this company) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of the study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Dunwoody Brokerage Services, Inc. that I considered relevant to the objectives stated in rule 17a-5(g). The only stated objective that applies to this Company is (i) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute , assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

The study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Dunwoody Brokerage Services, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study , I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



EDDIE L. MIRICK, P.C.
Albany, Georgia
February 12, 2002

DUNWOODY BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2001 and 2000

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT
ALBANY, GEORGIA

DUNWOODY BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
912-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dunwoody Brokerage Services, Inc.
Atlanta, Georgia

I have audited the accompanying statement of financial condition of Dunwoody Brokerage Services, Inc. as of December 31, 2001 and 2000 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunwoody Brokerage Services, Inc. as of December 31, 2000 and 1999 and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

EDDIE L. MIRICK, P.C.



Albany, Georgia
February 12, 2002

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and Cash Equivalents (Note 7)	$ 34,267	$ 74,048
Deposit at CRD	66	489
Receivables: (Note 1)		
Commissions	56,384	91,610
Brokers	13,014	11,882
Prepaid Expenses	6,250	7,890
Prepaid Taxes	8,431	3,617
TOTAL CURRENT ASSETS	$ 118,412	$ 189,536
EQUIPMENT AT COST (Note 1)		
Office Equipment/Furnishings (at cost)	$ 44,701	$ 42,130
Less Accumulated Depreciation	26,950	21,567
TOTAL EQUIPMENT	$ 17,751	$ 20,563
OTHER ASSETS		
Lease Deposit (Note 2)	$ 4,627	$ 4,627
Marketable Securities (Note 6)	12,462	14,228
Non-marketable Securities (Note 6)	12,900	12,900
TOTAL OTHER ASSETS	$ 29,989	$ 31,755
TOTAL ASSETS	$ 166,152	$ 241,854

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Checking Account Overdraft (Note 7)	$ -	$ 1,496
Accounts Payable	19,005	22,065
Commissions Payable	60,470	78,674
Current Income Taxes Payable (Note 10)	-	4,942
TOTAL CURRENT LIABILITIES	$ 79,475	$ 107,177
OTHER LIABILITIES		
Deferred Income Tax Liability (Note 10)	$ 3,008	$ 3,221
STOCKHOLDERS' EQUITY		
Common Stock - $-0- Par value, 1,000,000 Shares Authorized, 10,000 Shares Issued and Outstanding	$ 10,000	$ 10,000
Retained Earnings	90,849	134,328
Unrealized Loss on Marketable Securities	(17,180)	(12,872)
TOTAL STOCKHOLDERS' EQUITY	$ 83,669	$ 131,456
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 166,152	$ 241,854

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

For The Year Ended December 31, 2001 AND 2000

	2001	2000
REVENUES:		
Mutual Funds Commissions	$ 410,394	$ 453,128
General Securities Commissions	470,423	685,613
Variable Annuities Commissions	308,997	523,624
Variable Life Commissions	46,545	24,859
Direct Placements	88,830	74,103
Private Placements	340,925	2,574,871
Fees	56,709	69,420
GROSS REVENUES	$ 1,722,823	$ 4,405,618
OPERATING EXPENSES		
Commissions	$ 1,353,266	$ 3,726,847
Consulting Fees	-	143,325
Depreciation	5,383	4,860
Employee Benefit Plans	23,868	45,730
Other Operating Expenses	110,522	143,491
Taxes	17,703	16,569
Rent	39,859	54,531
Wages	227,718	244,850
Total Operating Expenses	$ 1,778,319	$ 4,380,203
NET INCOME(LOSS)FROM OPERATIONS	$ (55,496)	$ 25,415
NON-OPERATING INCOME/EXPENSE		
Gain/losses on Securities	$ 787	$ 759
Interest earned	2,586	11,527
Total	$ 3,373	$ 12,286
NET INCOME/LOSSES BEFORE INCOME TAXES	$ (52,123)	$ 37,701
PROVISION FOR INCOME TAXES (Note 10)		
Tax Benefit from operating loss	$ 8,431	$ (4,942)
Deferred Income Tax Benefit	213	(3,221)
Total Provision for Income taxes	$ 8,644	$ (8,163)
NET INCOME	$ (43,479)	$ 29,538

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2001 AND 2000

	Common Shares	Stock Amount	Retained Earnings	Unrealized losses on Securities
ENDING BALANCES - 12/31/99	10,000	$ 10,000	$ 104,730	$ -
NET INCOME/LOSS - 2000	-	-	$ 29,538	-
ENDING BALANCES - 12/31/00	10,000	$ 10,000	$ 134,328	$(12,872)
NET INCOME/LOSS - 2001	-	-	(43,479)	$(4,308)
ENDING BALANCES - 12/31/00	10,000	$ 10,000	$ 90,849	$(17,180)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2001 AND 2000

	2001	2000
SOURCES OF CASH		
OPERATING ACTIVITIES		
Net Income	$(43,479)	$ 29,538
Adjustments to Derive Cash Effect:		
Depreciation	5,383	4,860
Deferred Income taxes	(213)	3,221
Increase/Decrease in deposit at CRD	423	1,817
Increase/Decrease in Prepaids	(3,174)	41
Increase/Decrease in receivables	34,094	16,868
Increase/Decrease in Deposits	-	4,628
Increase/Decrease in liabilities	(27,702)	(12,397)
Cash Provided/Used By Operations	$(34,668)	$ 48,576
INVESTING ACTIVITIES		
Acquisition of Securities	$(2,542)	$(40,000)
Purchase of Equipment	(2,571)	(18,819)
Total Investing Activities	$(5,113)	$(58,819)
INCREASE/DECREASE IN CASH	$(39,781)	$(10,243)
CASH AT BEGINNING OF PERIOD	74,048	84,291
CASH AT END OF PERIOD	$ 34,267	$ 74,048

	2001	2000
Cash Payments:		
Income taxes	$ 4,942	$ 4,587
Interest	$ -	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2001 AND 2000

	TOTAL SUBORDINATED LIABILITIES
BEGINNING BALANCES 12/31/00	$ -
2000 CHANGES	-
ENDING BALANCES 12/31/00	$ -
2001 CHANGES	-
ENDING BALANCE 12/31/01	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Dunwoody Brokerage Services, Inc. is a registered broker-dealer in the securities market under the Securities Exchange Act of 1934.

ECONOMIC DEPENDENCY - The only concentration of risk is that 20% of gross revenue was derived from private placements related to one company.

There are no other concentrations in any areas that would affect the operations of the Company currently or in the future. This includes but is not limited to the following concentrations:

a. Volume of business transacted with a particular customer, supplier, lender, etc. (other than shown above)
b. Revenue from particular products, services, etc.
c. Available sources of brokers, services or of licenses or other rights used in operations.
d. Market or geographic area

SECURITIES TRANSACTIONS - Dunwoody Brokerage Services, Inc. has a clearing agreement with Sterne, Agee & Leach, Inc., Birmingham, Alabama.

REVENUE RECOGNITION - Commission income and the related expense are recorded on a trade date basis.

Securities are classified as available for sale. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the management of the Company. Realized gains and losses are recognized in income when realized. Unrealized gains and losses are reflected on the balance sheet as a separate component of equity.

INCOME TAXES - The Company is taxed as a C corporation. Income taxes are computed at statutory rates on financial statement income and on federal and state taxable income. Deferred tax assets and/or liabilities are recorded based on the temporary differences between financial statement income and taxable income.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Estimates used in these financial statements were established by management by reviewing past experiences and evaluating these experiences in the context of current and expected future conditions. Therefore' these accounting estimates have been based on both objective factors (past transactions and events) and subjective factors (projecting the likely outcome of future transactions and events).

RECEIVABLES - Due to the collection history of the Company, no provision for doubtful accounts was required for 2001 and 2000.

DEPRECIATION - The Company provides for depreciation of equipment at straight-line rates over the estimated useful lives of 5-7 years for financial statement reporting and at accelerated rates for income tax purposes.

The cost of assets sold, traded or otherwise retired, and the related accumulated depreciation are removed from the accounts in the year of retirement. Gains and losses are included in income in the year of retirement.

NOTE 2 - LEASE AGREEMENT

The Company's lease for its former offices expired February 28,2000. The Company entered into a five-year lease agreement, effective February 1, 2000, and moved at the end of February 2000 into a larger office complex. Gross monthly rent under the lease agreement is $4,766. The lease requires a deposit equal to the last monthly payment of $4,627. The annual expense for 2000 is higher than usual due to paying rent for January and February for two offices, payout of balances due under the expired lease and the monthly rent under the new lease agreement is substantially higher than under the previous lease agreement. Total rent expense for 2001 and 2000 was $39,859 and $54,531, respectively. The Company rents part of the office space to offset the monthly gross rent expense; however, the annual rental income from this cannot be determined. Minimum rental payments under the Company's lease until the lease expires in 2005 are:

2001-2004	$57,192 each year
2005	$ 4,627 January 2005

NOTE 3 - EMPLOYEE BENEFIT PLANS

During 1995 the Company started a money purchase pension plan and a profit sharing retirement plan. The Plans cover all full time employees with no age requirements. The plan requires two years' minimum service and 100% immediate vesting. Employee contributions are not permitted. All of the Company's three full time employees are covered by the plans and are fully vested. The Company's expense for 2001 and 2000 was $23,858 and $45,730 respectively.

NOTE 4 - STATEMENT OF CASH FLOWS

"Cash" is treated as funds available for operations on the statement of cash flows. Cash equivalents include money market funds.

NOTE 5 - RESTRICTIVE TRANSFER AGREEMENT

On February 3, 1995 the company's two shareholders and the Company entered into an agreement to make provisions for the future disposition of shares of their Company stock; to provide for the sale of shares of the Company's stock on the occasion of certain specified events; to provide that such shares shall be transferable only upon compliance with the terms of this agreement; and to provide for issuance of additional capital stock of the Company only upon certain conditions.

NOTE 6 - SECURITIES (AVAILABLE FOR SALE)

Marketable Securities

The Company owns marketable common stocks with a cost basis of $29,642. As of December 31, 2000 the market value of the stock was $12,462. The total unrealized loss has been recorded and reflected on the balance sheet as a separate component of equity.

Non-marketable Securities

The Company owns common stock which due to certain restrictions is not marketable and for which no market value could be determined as of December 31, 2001. The stock is carried on the books of the Company at its cost basis of $12,900 which management believes to approximate the market value.

DUNWOODY BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 7 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of three money market accounts which are carried at market value and one regular checking accounts. One of the accounts is the Company's good faith account of $25,000 which it maintains with its carrying broker Sterne, Agee and Leach, Inc.. Management does not allow the checking account balance to exceed federally insured limits; however, the money market accounts are uninsured.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis. At December 31, 2001 and 2000, the net capital and the aggregate indebtedness were $21,217 and $65,873 and $79,475 and $110,398, respectively. The required minimum net capital was reduced to $5,000 during 2001.

NOTE 9 - SETTLEMENT AGREEMENT

A lawsuit brought against the Company and the Company's president by a former broker of the Company was settled through arbitration by the NASD Office of Dispute. Total cost to the Company is summarized below:

	2001	2000
Settlement fee paid to Claimant	$ -	$ 1,200
Legal fees incurred By Company	1,253	15,081
Total expense to Company	1,253	$16,281

This expense is included in the other operating expenses on the statement of income.

NOTE 10- PROVISION FOR INCOME TAXES

The net deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$3,008
Deferred tax assets	-
Net deferred tax liabilities	$3,008

The deferred tax liability results from the use of accelerated methods of depreciation of equipment and furnishings for tax purposes.

The components of the income tax provision are as follows:

Current tax benefit from net operating loss	$8,431
Deferred tax liability decrease	213
Total	$8,644

The current tax benefit differs from the amount that would result from applying statutory rates to net loss because of non deductible life insurance expense totaling approximately $4,100 and depreciation difference of $5,383.

The deferred tax liability was computed as follows:

Total temporary difference	$ 15,179
State income tax [6%(TI-6%)]	(860)
Federal taxable difference	$ 14,319
Federal tax rate	15%
Federal tax	$ 2,148
Add state tax from above	860
Total tax deferred on temporary differences	$ 3,008

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
912-436-0650

To the Board of Directors and Shareholders of
Dunwoody Brokerage Services, Inc.
Atlanta, Georgia

My audits were made for the purpose of forming an opinion on the basic financial statements of Dunwoody Brokerage Services, Inc. taken as a whole. The supplementary information presented on pages 13 and 14 is presented for purposes of additional analysis and to meet specific requirements of the U.S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information has been prepared solely for filing with regulatory agencies and is not intended for any other purpose. This supplementary information has been prepared in conformity with the accounting practices of the U.S. Securities and Exchange Commission Pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

EDDIE L. MIRICK, P.C.



Albany, Georgia
February 12, 2002

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3

December 31, 2001

Dunwoody Brokerage Services, Inc. claims exemption from this computation pursuant to Section (k) (2) (ii) of SEC Rule 15c3-3 whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL

REQUIREMENTS UNDER RULE 15C3-3

December 31, 2001 AND 2000

NET CAPITAL		
Total Shareholders' Equity	$ 83,669	$ 131,456
TOTAL CAPITAL AND ALLOWABLE LIABILITIES	$ 86,677	$ 131,456
DEDUCT NON-ALLOWABLE ASSETS:		
Equipment	$ 17,751	$ 20,563
Prepaid Expenses,taxes,& Deposits	19,309	16,134
Deposit at CRD	66	489
Receivable from brokers	13,014	11,882
	$ 50,140	$ 49,068
NET CAPITAL BEFORE HAIRCUTS	$ 36,537	$ 82,388
HAIRCUTS ON SECURITIES:		
Marketable securities	$ 1,868	$ 2,134
Non marketable securities	12,900	12,900
Money Market Funds	552	1,481
	$ 15,320	16,515
NET CAPITAL	$ 21,217	$ 65,873
AGGREGATE INDEBTEDNESS	$ 79,475	$ 110,398
BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required	$ 5,000	$ 50,000
EXCESS CAPITAL	$ 16,217	$ 15,873
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part I of Form X-17A-5 as of December 31, 1999)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 21,939	$ 71,438
Audit Adjustments		
Increase in allowable assets	3,983	$ 16,512
Increase in payables and retained earnings	(4,705)	$(10,947)
Net audit adjustments	$(722)	$(5,565)
Net capital per above	$ 21,217	$ 65,873

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS